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                                                                  Exhibit 99.2

To Our Shareholders:

    On March 25, 1997 ESELCO, Inc. and Wisconsin Energy Corporation announced that they had entered into a letter of intent, setting forth the preliminary terms of the potential acquisition of ESELCO, Inc. by Wisconsin Energy Corporation. All outstanding shares of ESELCO, Inc. common stock would be converted into shares of Wisconsin Energy Corporation common stock based on a value of $44.50 for each share of ESELCO, Inc. common stock in a transaction proposed to be structured as a tax-free reorganization. The total purchase price would be approximately $71 million. The exact number of shares of Wisconsin Energy Corporation common stock to be issued in the transaction would be determined by dividing $44.50 by the average closing prices of Wisconsin Energy Corporation common stock during a specified period prior to closing.

    Consummation of the proposed transaction is contingent upon several conditions, including the negotiation and execution of a definitive agreement, approval by the Boards of Directors of both companies and the shareholders of ESELCO, Inc., receipt of all appropriate regulatory approvals, and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission covering the Wisconsin Energy Corporation shares to be issued in the transaction. There can be no assurance as to the final terms of the proposed transaction, that the conditions will be satisfied, or that the proposed transaction will be consummated.

    Shareholders are not being asked to vote on the proposed transaction with Wisconsin Energy Corporation at the annual meeting of shareholders, which will occur on May 6, 1997. If the proposed transaction proceeds, shareholders would be provided a proxy statement describing the terms of the proposed transaction and would be asked to vote with respect to the proposed transaction at a special meeting of shareholders.

                                    William R. Gregory
                                    President and Chief Executive Officer